FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number  001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

1188-550 Burrard Street
Bentall 5
Vancouver, B.C.
Canada  V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[    ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009	ELDORADO GOLD CORPORATION /s/ Dawn Moss Dawn Moss, Corporate Secretary

Exhibits

99.1    Restated Certificate of Incorporation dated June 5, 2009

99.2    Bylaws dated April 3, 2009

99.3    Incentive Stock Option Plan - Officers & Directors Amended and Restated May 7, 2009

99.4    Incentive Stock Option Plan - Employees, Consultants & Advisors Amended and Restated May 7, 2009

EXHIBIT 99.1

Industry Canada Industrie Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

Eldorado Gold Corporation	**331582-7**
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Richard G. Shaw
Director - Directeur

June 5, 2009 / le 5 juin 2009

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada

Industry Canada | Industrie Canada
Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1-- Name of the Corporation - Dénomination sociale de la société	Corporation No. - N° de la société
ELDORADO GOLD CORPORATION	331582-7

2-- The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

British Columbia

3-- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of convertible non-voting shares, with the rights, privileges, restrictions and conditions set out in Schedule A annexed hereto and incorporated in this Form.

4-- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None

5-- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 20.

6-- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7-- Other provisions, if any — Autres dispositions, s'il y a lieu

(b) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 -- Capacity of - En qualité de	9 -- Tel. No. - N° de tél.
[signature]	DAWN MOSS	VP ADMIN & CORPORATE SECRETAR	604-601-6613

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

331582-7

JUN 05 2009

IC 3167 (2003/08)

Canada

SCHEDULE A

to the Restated Articles of Incorporation

of

ELDORADO GOLD CORPORATION

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The rights, privileges, restrictions and conditions attaching to the common shares and the convertible non-voting shares are as follows:

1.1          Payment of Dividends.The holders of the common shares and the holders of the convertible non-voting shares shall participate equally as to dividends and shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends and all dividends shall be declared and paid in equal amounts per share and at the same time on all common shares and convertible non-voting shares at the time issued and outstanding without preference or distinction.

1.2             Participation upon Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares and the convertible non-voting shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of such shares, be entitled to receive the remaining property and assets of the Corporation and all of the property and assets of the Corporation available for distribution to the holders of the common shares and the convertible non-voting shares shall be paid and distributed equally, share for share.

1.3             Voting Rights.The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall have one vote in respect of each common share held at all such meetings. The holders of the convertible non-voting shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation but, except as required by law, shall not be entitled to vote at any such meeting. In addition, the holders of the convertible non-voting shares shall not be entitled to vote separately as a class but shall have one vote in respect of each such convertible non-voting share on a proposal to amend the articles to:

(a)

increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

(b)	effect an exchange, reclassification or cancellation of all or part of the shares of such class; or
(c)	create a new class of shares equal or superior to the shares of such class.

1.4             Conversion Privilege. Each issued convertible, non-voting share may at any time be converted, at the option of the holder, into one common share, provided that no such conversion may occur if, on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own in the aggregate 40% or more of the issued and outstanding common shares. For such purpose, the term “affiliate” shall have the meaning ascribed thereto in the Canada Business Corporations Act, as amended from time to time, and beneficial ownership shall be determined in accordance with section 90 of the Securities Act (Ontario) as amended from time to time. The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation and the transfer agent accompanied by a certificate or certificates representing the convertible non-voting shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the holder of the convertible non-voting shares in respect of which such right is being exercised and shall specify the number of convertible non-voting shares which the holder desires to have converted and the number of common shares beneficially owned by the holder and its affiliates, after giving effect to the proposed

DM_VAN/256815-00007/6821006.1

conversion. The holder shall pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing fully-paid common shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the convertible non-voting shares represented by the certificate or certificates accompanying such notice. If less than all of the convertible non-voting shares represented by any certificate are to be converted the holder shall be entitled to receive a new certificate for the convertible non-voting shares representing the shares comprised in the original certificate which are not to be converted. All shares resulting from any conversion of issued and fully-paid convertible non-voting shares into common shares pursuant hereto shall be deemed to be fully-paid and non-assessable.

1.5             Dilution. Neither the common shares nor the convertible non-voting shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividends shall be declared or paid in respect of either the common shares or the convertible non-voting shares unless the stock dividend is declared equally on both classes of shares. No rights offering shall be made to the holders of the common shares or convertible non-voting shares unless such rights offering is made equally to all holders of both classes of shares.

DM_VAN/256815-00007/6821006.1

EXHIBIT 99.2

CANADA BUSINESS CORPORATIONS ACT

BY-LAWS

OF

ELDORADO GOLD CORPORATION

_______________________________________________________________________

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada

_______________________________________________________________________

DM_VAN/256815-00007/6819447.4

By-law No. 1

PART 1

INTERPRETATION

1.01	Definitions

In this by-law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means the corporation incorporated by certificate of arrangement on November 19, 1996 under the name “Eldorado Gold Corporation”;

“director” means a director of the Corporation;

“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

“proxyholder” means a person holding a valid proxy for a shareholder;

“shareholder” means a shareholder of the Corporation; and

“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02	Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

DM_VAN/256815-00007/6819447.4	-1-

1.03	By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04	Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2

DIRECTORS

2.01	Notice of Meeting

Any director or the corporate secretary may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03	Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04	Number of Directors and Quorum for Board Meetings

The election of directors shall take place at each annual meeting of shareholder and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholder otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.

If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

DM_VAN/256815-00007/6819447.4	-2-

2.05	Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06	Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07	Votes at Board Meetings and Resolutions

Each director present at a meeting of the board shall have one vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote.

The powers of the board may be exercised by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing.

2.08	Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09	Officers

Each officer shall hold office at the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3

MEETINGS OF SHAREHOLDERS

3.01	Notice and Place of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities legislation, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

Meetings of shareholders shall be held at a place in Canada or, if the articles so provide or if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

3.02	Quorum at Meetings of Shareholders

A quorum at a meeting of shareholders shall be two or more voting persons present and authorized to cast in the aggregate not less than twenty-five per cent (25%) of the total votes attaching to all shares carrying the right to vote at that meeting.

DM_VAN/256815-00007/6819447.4	-3-

If a quorum is present at the opening of any meeting of shareholders, the voting persons present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

3.03	Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting unless there are no directors present and willing to act as chair, in which case the voting persons present and entitled to vote shall choose one of their number to be chair.

3.04	Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person entitled to vote at the meeting has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05	Scrutineers

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, officers and the auditor, as well as others permitted by the chair of the meeting.

3.07	Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08	Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

DM_VAN/256815-00007/6819447.4	-4-

PART 4

SECURITY CERTIFICATES, PAYMENTS

4.01	Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation. The president or the board may order the cancellation of any security certificate that has been lost, destroyed or wrongfully taken, and the issuance of a replacement certificate for it, on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, insurance bond, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

4.02	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.05	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06	Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

DM_VAN/256815-00007/6819447.4	-\5-

4.07	Interest Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.08	Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5

SIGNATORIES, INFORMATION

5.01	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or
(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02	Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6

PROTECTION AND INDEMNITY

6.01	Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or

DM_VAN/256815-00007/6819447.4	-6-

other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02	Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;
(b)	joining in any receipt or other act for conformity;
(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;
(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;
(e)

any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or
(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.
6.03	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04	Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)

shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

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(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

6.06	Insurance

Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 6.04(a) hereof against any liability incurred by the individual (a) in that individual’s capacity as a director or officer of the Corporation; or (b) in that individual’s capacity as a director of officer, or similar capacity, of another entity, if the individual acts or has acted in the capacity at the Corporation’s request.

PART 7

NOTICES

7.01	Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02	Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03	Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04	Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

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7.05	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)	by accident, notice was not given to any person;
(b)	notice was not received by any person; or
(c)	there was an error in a notice that did not affect the substance of the notice.
7.06	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8

BORROWING OF MONEY

8.01	Borrowing Powers

In addition to, and without limiting such other powers which the Corporation may by law possess, the Directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;
(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;
(c)	give a guarantee or indemnity on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and
(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure or guarantee any present or future indebtedness, liability or obligation of the Corporation.

The words “debt obligation” as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

8.02	Delegation of Borrowing Powers

The directors may from time to time by resolution delegate the powers conferred on them by paragraph 8.01 of this by-law to a director, a committee of directors or an officer of the Corporation.

8.03	Powers are Supplemental

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Part 8.

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PART 9

MAKE, AMEND, OR REPEAL BY-LAWS

9.01	By-laws May be Amended or Repealed

The board may, in accordance with the Act, make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation.

9.02	Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the Board on the 3rd day of April, 2009.

/s/ Paul Wright	/s/ Dawn Moss
President	Corporate Secretary

CONFIRMED by the Shareholders on the 7th day of May, 2009.

/s/ Paul Wright	/s/ Dawn Moss
President	Corporate Secretary

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TABLE OF CONTENTS

Page

PART 1	INTERPRETATION	1
1.01	Definitions	1
1.02	Number, Gender and Headings	1
1.03	By-law Subordinate to Other Documents	2
1.04	Computation of Time	2
PART 2	DIRECTORS	2
2.01	Notice of Meeting	2
2.02	Meetings Without Notice	2
2.03	Place of Meeting	2
2.04	Number of Directors and Quorum for Board Meetings	2
2.05	Participation by Communications Facility	3
2.06	Chair of Board Meetings	3
2.07	Votes at Board Meetings and Resolutions	3
2.08	Committees	3
2.09	Officers	3
PART 3	MEETINGS OF SHAREHOLDERS	3
3.01	Notice and Place of Shareholders’ Meetings	3
3.02	Quorum at Meetings of Shareholders	3
3.03	Chair of Shareholder Meetings	4
3.04	Voting	4
3.05	Scrutineers	4
3.06	Who May Attend Shareholders’ Meeting	4
3.07	Participation By Communication Facility	4
3.08	Adjournments	4
PART 4	SECURITY CERTIFICATES, PAYMENTS	5
4.01	Certificates	5
4.02	Cheques	5
4.03	Cheques to Joint Shareholders	5
4.04	Non-Receipt of Cheques	5
4.05	Currency of Dividends	5
4.06	Lien for Indebtedness	5
4.07	Interest Fractions	5
4.08	Fractional Security or Property	6
PART 5	SIGNATORIES, INFORMATION	6
5.01	Signatories	6
5.02	Facsimile Signatures	6
5.03	Restriction on Information Disclosed	6
PART 6	PROTECTION AND INDEMNITY	6
6.01	Transactions with the Corporation	6
6.02	Limitation of Liability	6
6.03	Contracts on Behalf of the Corporation	7
6.04	Indemnity of Directors and Officers	7
6.05	Indemnities Not Limiting	8
6.06	Insurance	8

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TABLE OF CONTENTS

(continued)

Page

PART 7	NOTICES	8
7.01	Procedure for Giving Notices	8
7.02	Notices to Successors in Title	8
7.03	Notice to Joint Securityholders	8
7.04	Facsimile Signatures on Notices	8
7.05	Omission of Notice Does Not Invalidate Actions	8
7.06	Waiver of Notice	9
PART 8	BORROWING OF MONEY	9
8.01	Borrowing Powers	9
8.02	Delegation of Borrowing Powers	9
8.03	Powers are Supplemental	9
PART 9	MAKE, AMEND, OR REPEAL BY-LAWS	9
9.01	By-laws May be Amended or Repealed	9
9.02	Effect of Repeal of By-laws	10

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EXHIBIT 99.3

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

OFFICERS & DIRECTORS

Amended and Restated

as of May 7, 2009

1.	Purpose of the Plan

1.1          The purpose of the Plan is to (a) attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company; and (b) closely align the personal interests of such directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.	Definitions

2.1           For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Affiliate” has the same meaning ascribed to that term as set out in the OSA;
(b)	“Associate” has the same meaning ascribed to that term as set out in the OSA;
(c)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;
(d)	“Board” means the board of directors of the Company;
(e)	“Change of Control” means:
(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation,

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consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)	“Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Eligible Person” means, from time to time, any director or officer of the Company;
(i)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(j)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless such director or senior officer

(i)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;
(ii)	is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

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(iii)	is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;
(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(n)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;
(o)	“OSA” means the Securities Act (Ontario);
(p)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
(q)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)	“Optionee” means an Eligible Person to whom an Option has been granted;
(s)	“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;
(t)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(u)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
(v)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;
(w)	“Shareholder” means a registered holder of Shares of the Company; and
(x)	“TSX” means the Toronto Stock Exchange.

2.2           Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3           As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with

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or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.	Administration of the Plan
3.1	The Plan shall be administered by the Compensation Committee.

3.2           The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3           The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of Options.

3.4           In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5           The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1           The maximum aggregate number of Shares issuable pursuant to Options granted under the Plan and outstanding from time to time shall not exceed that number which represents 4% of the issued and outstanding Shares from time to time.

4.2           The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company issued and outstanding on a non-diluted basis on the Grant Date of the Options.

4.3           The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options. Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000. Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4	Notwithstanding anything in this Plan to the contrary:
(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors

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Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5           Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6	No fractional Shares may be purchased or issued under the Plan.
5.	Grants of Options

5.1           Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;
(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.
6.	Eligibility, Vesting and Terms of Options
6.1	Options may be granted to Eligible Persons only.

6.2           Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3           The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.

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If an Option expires during a Black-Out Period then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4           Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5	Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6           Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 fully vested Options upon initial election or appointment to the Board.

6.7           Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.8           An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)	by will or by the laws governing the devolution of property in the event of death of the Optionee; or
(b)	with the prior consent of the Board, to a Permitted Assign.
7.	Option Agreement

7.1           Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.	Termination of Employment, Engagement or Directorship

8.1           In the event an Optionee’s employment or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto. In the event an

DM_VAN/256815-00007/7268358.1

Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2           In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3           The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4           The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

8.5           Unless otherwise agreed to in writing by the Board, references to “termination”, “the date of termination”, “date of such termination” or similar references in this Section 8 in the case of officers is determined to be the last day of active employment with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice), and in the case of a Permitted Assign is deemed to be the termination of the Eligible Person that the Permitted Assign is related to.

8.6           For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7           For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.	Exercise of Options

9.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for

DM_VAN/256815-00007/7268358.1

the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.	Adjustment on Alteration of Share Capital

10.1         In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2         If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3         In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4         In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5         No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6         If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7         Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any

DM_VAN/256815-00007/7268358.1

conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.

10.8         In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not)conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.	Regulatory Approval

11.1         Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Optionsand issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);
(b)	compliance with the requirements of the Exchange; and
(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2         The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3         Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.	Miscellaneous

12.1         An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

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12.2         The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option. Under no circumstances shall the Company be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.	Amendment and Termination

13.1         The Plan has been amended and restated as of May 7, 2009. Any amendments made are effective as of the date amended.

13.2         The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;
(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;
(c)	to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and
(d)

other amendments of a housekeeping nature including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum percentage to a fixed maximum number of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3         The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4         Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action,

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when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5         Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan. [The Plan was reconfirmed by the Shareholders on May 1, 2008]

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APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:

Optionee:

Optionee’s Position with the Company:

Number of Options:

Option Price ($ per Share):	$

Vesting Period:

Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

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The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

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EXHIBIT 99.4

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

Amended and Restated as of May 7, 2009

1.	Purpose of the Plan

1.1           The purpose of this Plan is to (a) assist the Company in attracting, retaining and motivating employees and consultants of the Company and of its related entities and directors and officers of the Company’s related entities; and (b) closely align the personal interests of such employees, consultants, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.	Definitions

2.1           For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Affiliate” has the same meaning ascribed to that term as set out in the OSA;
(b)	“Associate” has the same meaning ascribed to that term as set out in the OSA;
(c)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;
(d)	“Board” means the board of directors of the Company;
(e)	“Change of Control” means:
(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as

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the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)	Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106;
(i)

“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, Consultant of the Company or of a related entity of the Company, or director or officer of a related entity of the Company;

(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(k)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
(l)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless such director or senior officer

(i)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;
(ii)	is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

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(iii)	is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;
(m)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(n)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(o)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;
(p)	“OSA” means the Securities Act (Ontario);
(q)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
(r)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(s)	“Optionee” means an Eligible Person to whom an Option has been granted;
(t)	“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;
(u)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(v)	“related entity” has the meaning ascribed to that term in Section 2.23 of NI 45-106;
(w)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
(x)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;
(y)	“Shareholder” means a registered holder of Shares of the Company; and
(z)	“TSX” means the Toronto Stock Exchange.

2.2           Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3           As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership,

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limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.	Administration of the Plan
3.1	The Plan shall be administered by the Compensation Committee.

3.2           The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3           The Compensation Committee shall, periodically, make recommendations to or, if the power to grant options has been delegated to the Compensation Committee, report to the Board as to the grant of Options.

3.4           In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5           The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6           The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1           The maximum aggregate number of Shares issuable pursuant to Options granted under the Plan and outstanding from time to time shall not exceed that number which represents 5% of the issued and outstanding Shares from time to time.

4.2           In no event shall Options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then issued and outstanding Shares.

4.3           The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options. Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000. Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate

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against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4	Notwithstanding anything in this Plan to the contrary:
(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5           Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6	No fractional Shares may be purchased or issued under the Plan.
5.	Grants of Options

5.1           Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;
(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

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6.	Eligibility, Vesting and Terms of Options
6.1	Options may be granted to Eligible Persons only.

6.2           Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3           The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4           Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5	Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6           Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.7           An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)	by will or by the laws governing the devolution of property in the event of death of the Optionee; or
(b)	with the prior consent of the Board, to a Permitted Assign.
7.	Option Agreement

7.1           Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

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8.	Termination of Employment, Engagement or Directorship

8.1           In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto. In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2           In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3           The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4           The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5           Unless otherwise agreed to in writing by the Board in accordance with this section, references to “termination”, or similar references in this Section 8:

(a)

in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Company or its related entity, as the case may be, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice);

(b)	in the case of a Consultant, is deemed to be the termination of the person engaged as a Consultant to provide services to the Company or related entity; and
(c)	in the case of a Permitted Assign, is deemed to be the termination of the director, officer, employee or Consultant that the Permitted Assign is related to.

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8.6           For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7           For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.	Exercise of Options

9.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.	Adjustment on Alteration of Share Capital

10.1         In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2         If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3         In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4         In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

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10.5         No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6         If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7         Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.

10.8         In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.	Regulatory Approval

11.1         Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Optionsand issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);
(b)	compliance with the requirements of the Exchange; and
(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2         The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

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11.3         Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.	Miscellaneous

12.1         An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2         The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option. Under no circumstances shall the Company be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.	Amendment and Termination

13.1         The Plan has been amended and restated as of May 7, 2009. Any amendments made are effective as of the date amended.

13.2         The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;
(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;
(c)	to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and
(d)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

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Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan, (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum percentage to a fixed maximum number of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3         The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4         Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that, the Optionee’s consent to such action shall be required unless the Board determines that the action when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5         Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan. [The Plan was reconfirmed by the Shareholders on May 1, 2008]

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APPENDIX A

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:

Optionee:

Optionee’s Position with the Company:

Number of Options:

Option Price ($ per Share):	$

Vesting Period:

Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

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The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

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